April 7, 2009	Eric S. Purple D 202.955.7081 F 202.835.4152 eric.purple@klgates.com
Mr. Larry Greene and Mr. Kevin Rupert
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E., Room 4700
Washington, D.C. 20549
Calamos Convertible and High Income Fund
333-146947
811-21319
Dear Mr. Greene and Mr. Rupert:
          This letter responds to the comments you verbally conveyed to me on March 9, 2009, regarding post-effective amendment no. 2 to the registration statement on Form N-2 of Calamos Convertible and High Income Fund (the “Fund”). For convenience, each of your comments is repeated below, with responses immediately following.
          The revisions to the prospectus, prospectus supplements and statement of additional information responding to these comments will be included in a Rule 497 filing made subsequent to post-effective amendment no. 2 having been declared effective.
General
1.	Comment: Please provide written responses to the staff’s comments, filed as a separate piece of EDGAR correspondence. In addition, please file Tandy representations as EDGAR correspondence.

Response: The Fund hereby files these responses to the staff’s comments as separate EDGAR correspondence. The Fund also hereby files Tandy representations with the Commission in this correspondence, as Exhibit A hereto.

2.	Comment: Please provide the staff with a supplemental response as to whether the Fund plans to engage in an offering off of the shelf at a price below the Fund’s net asset value.

Response: We supplementally confirm that the Fund does not plan to engage in an offering off of the shelf at a price below the Fund’s net asset value. In addition, the

Mr. Larry Greene and Mr. Kevin Rupert
April 7, 2009

prospectus has been revised to state that shares sold under the offering pursuant to Rule 415 under the Securities Act of 1933 (the “Securities Act”) will be sold only at or above net asset value.

3.	Comment: In future post-effective amendment filings under Section 8(c) of the Securities Act, please remove the references to a delaying amendment under Section 8(a), and instead only check the box indicating that the filing will become effective when declared effective pursuant to Section 8(c).

Response: In future post-effective amendment filings under Section 8(c), we will omit any references to a delaying amendment under Section 8(a).

4.	Comment: Please provide the staff with a supplemental discussion of the Fund’s plans to engage in an immediate, delayed and continuous offering pursuant to Rule 415 under the Securities Act.

Response: Upon effectiveness of post-effective amendment no. 2 (or any subsequent post-effective amendment) to the registration statement, the Fund intends to resume, under Rule 430A, the “at the market” offering of up to 5,000,000 of its common shares pursuant to a sales agreement with JonesTrading Institutional Services LLC (“JonesTrading”). At that time, the Fund expects that approximately 5,000,000 of its common shares will be available for sale under the sales agreement. Immediately after post-effective amendment no. 2 is declared effective, the Fund plans to enter into an amended and restated sales agreement with JonesTrading, which would cover the 5,000,000 shares referred to above. The Fund plans to file under Rule 497 an updated prospectus supplement relating to the Fund’s “at the market” program (a form of this prospectus supplement was filed with post-effective amendment no. 2 to the registration statement). The amended and restated sales agreement will be filed as an exhibit to a post-effective amendment the Fund also plans to file at that time. The post-effective amendment will also include as exhibits (1) legal opinions concerning the legally issued, fully paid and nonassessable nature of the shares issued in connection with the take-down and (2) an auditor consent.

The Fund may also, from time to time, engage in a delayed offering of common shares, preferred shares or debt securities, pursuant to the shelf registration statement. As was the case in June 2008, when the Fund commenced the “at the market” offering of its common shares through JonesTrading, with each take-down, the Fund will file a prospectus supplement containing the information identified under “Plan of Distribution” in the prospectus, and information regarding any other material matter arising after the effectiveness of the registration statement for which disclosure is appropriate, but which does not represent a fundamental change to the information contained in the registration statement (which would require the filing of a new post-effective amendment pursuant to the undertaking contained in Item 34.4 of Form N-2). In addition, the Fund will file a post-effective amendment to the registration

Mr. Larry Greene and Mr. Kevin Rupert
April 7, 2009

statement pursuant to Rule 462(d) under the Securities Act, solely for the purpose of filing as exhibits (1) any underwriting or sales agreement related to the take-down, (2) an auditor consent and (3) legal opinions concerning the legally issued, fully paid and nonassessable nature of the shares issued in connection with the take-down. The Fund will file a post-effective amendment to add audited financial statements as required by the undertaking contained in Item 34.4 of Form N-2. As stated on page 61 of the base prospectus, the most recent financial statements of the Fund are available on the Commission’s website.
Prospectus
5.	Comment: Please provide the staff with a supplemental explanation of the use of the phrase “deemed delivery” on the cover page of the prospectus.

Response: The phrase “deemed delivery” refers to the prospectus delivery requirements relating to securities transactions occurring on a national securities exchange or otherwise pursuant to Rule 153 of the Securities Act. Under Rule 153, if a securities transaction is effected through broker/dealers on a national securities exchange or otherwise as contemplated by such rule, and certain conditions are met, including that the issuer has filed a prospectus with the Commission that satisfies the requirements of Section 10(a) of the Securities Act, the prospectus delivery requirements of the selling broker/dealer will be deemed to have been satisfied. For purposes of the “at the market” offering of the Fund’s common shares through JonesTrading, as described above, JonesTrading intends to rely on Rule 153 to meet its prospectus delivery requirements to the extent it effects sales of the Fund's common shares on the New York Stock Exchange or otherwise as contemplated by Rule 153. In connection with the foregoing, all of the conditions of paragraph (b) of Rule 153 will have been met prior to the resumption of the “at the market” offering of the Fund's common shares.

6.	Comment: Please expand the risk disclosure section and the summary risk disclosure section of the prospectus to discuss risks related to the current sub-prime and credit market situation.

Response: Under the captions “Prospectus Summary” and “Risk Factors,” we have added the following discussion of the risks related to the current sub-prime and credit market situation, as well as other market events, under a new sub-caption entitled “Recent Market Events:”
"Recent Market Events. Recently, domestic and international markets have experienced a period of acute stress starting in the financial sector and then moving to other sectors of the world economy. This stress has resulted in unusual and extreme volatility in the equity markets and in the prices of individual stocks. In some cases, the prices of stocks of individual companies have declined sharply even though a corresponding degradation in the financial conditions or prospects of that company is not apparent. These market conditions add significantly to the risk of short-term volatility of the Fund.

Mr. Larry Greene and Mr. Kevin Rupert
April 7, 2009

In addition, debt markets are experiencing a period of high volatility which has negatively impacted market liquidity conditions and prices. Initially, the concerns on the part of market participants were focused on the subprime segment of the mortgage-backed securities market. These concerns have since expanded to include derivatives, securitized assets and a broad range of other debt securities, including those rated investment grade, the U.S. and international credit and interbank money markets generally, and a wide range of financial institutions and markets, asset classes, and sectors. As a result, debt instruments are experiencing liquidity issues, increased price volatility, credit downgrades, and increased likelihood of default. In addition, many investors have been forced to liquidate positions they might not otherwise sell to satisfy margin calls, putting further pressure on asset prices. These market conditions may have an adverse effect on the Fund’s investments and hamper the Fund’s ability to sell the debt securities in which it invests or to find and purchase suitable debt instruments.
The recent market conditions have also caused domestic and international issuers to seek capital infusions to strengthen their financial positions or to remain financially viable. These capital infusions have taken a variety of forms, including the public or private issuance of additional debt securities, equity securities or both, which have been purchased by, among others, public and private investors, government agencies, and sovereign wealth funds. If the Fund owns shares of an issuer that sells additional equity securities and the Fund cannot or chooses not to purchase shares in the offering, the Fund’s interest in the issuing company will be diluted.”
In addition, we supplementally note that the Fund has not invested, and does not intend to invest, significant amounts in the types of securities described above that were directly affected by the recent market turmoil.

7.	Comment: In the first paragraph under the caption “The Fund,” please clarify the current status of the outstanding preferred shares.

Response: The current status of the Fund’s outstanding preferred shares is discussed under the caption “The Fund” on page 1 of the prospectus, as well as elsewhere in the prospectus.

8.	Comment: In the second paragraph under the caption “Recent Developments,” please clarify whether the borrowings under the credit agreement are collateralized in an amount equal to the borrowings, or whether the Fund’s entire portfolio is collateralizing the borrowing.

Response: We note that the third paragraph under the caption “Recent Developments” describes the nature of the lender’s security interest in the Fund’s

Mr. Larry Greene and Mr. Kevin Rupert
April 7, 2009

assets, stating, in part, that the Fund “will have to comply with certain prudential limitations on investment concentration, and give the lender a perfected security interest in our securities holdings, with exceptions made for certain permitted liens.” To further clarify the disclosure regarding the terms of the credit agreement, the fifth sentence of the second paragraph under the caption “Recent Developments” has been revised as follows:
“Borrowings under the Credit Agreement are secured by the assets of the Fund.”
9.	Comment: Please amend the disclosure under the caption “Dividends and Distributions on Common Shares” to make clear that the Fund’s present level distributions are otherwise permissible under the terms of Section 19 of the Investment Company Act of 1940 (the “1940 Act”) without the need to rely on the Fund’s managed distribution order.

Response: The last sentence of the third paragraph under the caption “Dividends and Distributions on Common Shares” has been revised as follows:
“In addition, it is not contemplated that we will change the terms of our current level rate distribution policy, which otherwise meets the requirements of Section 19 of the 1940 Act, in connection with any future implementation of the managed distribution order.”
10.	Comment: Please amend the discussion of the use of leverage by the Fund to note explicitly that common shareholders bear any costs and expenses relating to any borrowings and to the issuance and ongoing maintenance of preferred shares or debt securities.

Response: The following sentence, which previously had been included under the caption “Leverage” on page 26 of the prospectus, has been added as the second sentence of the last paragraph under the caption “Use of Leverage by the Fund” on page 6 of the prospectus:
“The Fund will pay (and common shareholders will bear) any costs and expenses relating to any borrowings and to the issuance and ongoing maintenance of preferred shares or debt securities (for example, the higher management fee resulting from the use of any such leverage, and interest and/or dividend expense and ongoing maintenance).”
11.	The following comments apply to the Fund’s fees and expenses table and expense example:
a.	Comment: Please conform the second line item (Offering Expenses Borne by the Fund) with Instruction 5 to Item 3 of Form N-2.

Mr. Larry Greene and Kevin Rupert
April 7, 2009

Response: The second line item (Offering Expenses Borne by the Fund) reflects any expenses to be borne by the Fund in connection with an offering of its shares, rather than a fee paid by shareholders. Accordingly, that line item has been moved from under the “Shareholder Transaction Expense” heading in the fee table to distinguish it from those expenses.

b.	Comment: Please conform the third line item (Automatic Dividend Reinvestment Plan Fees) to the caption required by Item 3 of Form N-2.

Response: The caption of the third line item has been revised to read “Dividend Reinvestment and Cash Purchase Plan Fees.”

c.	Comment: Please move the Acquired Fund Fees and Expenses line item directly after Other Expenses and before Total Annual Expenses.

Response: The fee table has been revised accordingly.

d.	Comment: Please provide a footnote explaining Other Expenses so as to conform with Instruction 6 to Item 3 of Form N-2.

Response: The fee table has been revised accordingly.

e.	Comment: Please reword footnote (2) to clarify that brokerage charges are not part of the transaction fee, but are provided supplementally.

Response: We acknowledge that Instruction 4 to Item 3 of Form N-2 does not require disclosure of brokerage commissions associated with the Fund’s dividend reinvestment plan. However, we have provided that disclosure as supplemental information. For clarity, footnote (2) has been revised as follows:
“Shareholders will pay a transaction fee if they direct the Plan Agent to sell common shares held in a Plan account. In addition, each participant will pay a pro rata share of brokerage commissions incurred with respect to the Plan Agent’s open-market purchases in connection with the reinvestment of dividends or distributions. If a participant elects to have the Plan Agent sell part or all of his or her common shares and remit the proceeds, such participant will be charged his or her pro rata share of brokerage commissions on the shares sold. See ‘Automatic Dividend Reinvestment Plan.’”
f.	Comment: Please update the information in footnote (5) related to fee waivers.

Mr. Larry Greene and Kevin Rupert
April 7, 2009

Response: Because the Calamos Government Money Market Fund is expected to liquidate on or about May 15, 2009, the adviser’s agreement, which expired on February 28, 2009, to waive the fees attributable to the Fund’s investment in the Government Money Market Fund has not been renewed, and those fees are now subject to a voluntary waiver. As a result, the percentage of those fees waived has been deleted from the fee table, and footnote (5) has been updated accordingly.

g.	Comment: Please update the information in footnote (6) to clarify whether fees waived may be recouped in the future. Please supplementally confirm to the staff that no waived fees have been recouped in the past, or may be recouped in the future.

Response: The information in footnote (6) has been updated to clarify that fees waived may not be recouped in the future. We supplementally confirm that no waived fees have been recouped in the past, or may be recouped in the future.

h.	Comment: Please change the reference in footnote (3) from “net assets” to “net assets attributable to common shares.

Response: The reference in footnote (3) has been revised accordingly.

i.	Comment: Please adjust the expense example in the fee table of the JonesTrading prospectus supplement to reflect the impact of the sales load.

Response: The expense example has been adjusted accordingly.
12.	Comment: Please provide the staff with a supplemental response explaining why the Fund may invest in money market funds in excess of the limitations prescribed by Section 12(d)(1)(A) of the 1940 Act.

Response: As stated in the prospectus under the caption “Other Investment Companies,” the limitations of Section 12(d)(1)(A) of the 1940 Act do not apply to the purchase of shares of money market funds, provided that the conditions of paragraph (b) of Rule 12d1-1 under the 1940 Act are met. The Fund will not purchase shares of money market funds in excess of the limitations of Section 12(d)(1)(A) unless those purchases meet the requirements of Rule 12d1-1.

13.	Comment: Please amend the disclosure regarding the Fund’s Section 18(a) exemptive application to reflect the current status of the application.

Response: The disclosure under the captions “Use of Leverage by the Fund” and “Leverage” has been revised to indicate that, on February 10, 2009, the Commission issued an order under Section 6(c) of the 1940 Act exempting the Fund (and certain

Mr. Larry Greene and Kevin Rupert
April 7, 2009

other funds also managed by Calamos Advisors LLC) from certain provisions of Sections 18(a)(1)(A) and 18(a)(1)(B) of the 1940 Act until October 31, 2010.

14.	Comment: Please amend the discussion in the third paragraph under the caption “Interest Rate Transactions” to reflect whether transactions in interest rate caps will also be covered by segregated assets, as is the case with interest rate swaps.

Response: Because, unlike an interest rate swap, an interest rate cap transaction does not create a liability on the part of the Fund to make future payments to a counterparty, but rather functions similarly to a call option in that the Fund pays an up-front premium to a counterparty in exchange for the right to receive a payment to the extent that a specified variable rate index exceeds a predetermined fixed rate, interest rate caps do not raise the concerns discussed in Commission release IC-10666. As a result, an interest rate cap transaction does not create a senior security representing indebtedness, and is not covered by segregated assets. Given that segregation of assets is not required in this instance, we believe that it would not be appropriate to include disclosure that indicates the contrary.

15.	Comment: Please disclose whether transactions in interest rate swaps and caps will be done over the counter or pursuant to exchange trades.

Response: The first sentence under the captions “Interest Rate Transactions” has been revised as follows:
“In order to seek to reduce the interest rate risk inherent in the Fund’s underlying investments and capital structure, the Fund, if Calamos deems market conditions favorable, may enter into over-the-counter interest rate swap or cap transactions to attempt to protect itself from increasing dividend or interest expenses on its leverage.”
16.	Comment: The first paragraph under the caption “Description of Securities” describes how the Board of Trustees may establish one or more classes or series of securities of the Fund. Please provide the staff with a supplemental explanation of why the Fund can issue multiple classes or series of securities.

Mr. Larry Greene and Kevin Rupert
April 7, 2009

Response: Although Section 18(g) of the 1940 Act permits the issuance of multiple classes of common stock, that section is not available to closed-end investment companies, such as the Fund. Section 18(c) of the 1940 Act, however, contemplates the issuance by a closed-end investment company of a class of common stock, a class of senior securities that is debt and a class of senior securities that is stock. In addition, Section 18(c) permits a closed-end investment company to issue senior securities representing debt or stock in one or more series, provided that “no such series shall have a preference or priority over any other series upon the distribution of the assets of [the Fund] or in respect of the payment of interest or dividends.” Any securities issued by the Fund will be done in accordance with the terms of Section 18(c).

17.	Comment: Please change the caption “Certain Provisions of the Agreement and Declaration of Trust and By-Laws” to reflect that the section also contains information about antitakeover provisions.

Response: The caption has been revised as follows:
“Certain Provisions of the Agreement and Declaration of Trust and By-Laws, Including Antitakeover Provisions”
18.	Comment: The disclosure under the caption “Plan of Distribution” states that the Fund may register sales of shares by certain shareholders. Please expand the disclosure to discuss the types of disclosure that will be provided pursuant to the requirements of Item 507 of Regulation S-K if the Fund were to engage in such an offering.

Response: The following paragraph has been added after the first paragraph under the sub-caption “Direct Sales:”
“If our common shares are to be offered for sale by certain of our shareholders, each prospectus supplement relating to such offering will indicate the nature of any position, office, or other material relationship which the selling shareholder has had within the past three years with the Fund or any of its predecessors or affiliates, and will state the amount of securities of the class owned by such shareholder prior to the offering, the amount to be offered for the shareholder’s account, the amount and (if one percent or more) the percentage of the class to be owned by such shareholder after completion of the offering.”
Statement of Additional Information
19.	Comment: Please amend the discussion of short sale risks to note that the risk of loss in short sales is potentially unlimited.

Mr. Larry Greene and Kevin Rupert
April 7, 2009

Response: As described in the statement of additional information, the Fund may make short sales of securities only if at all times when a short position is open the Fund owns an equal amount of such securities or securities convertible into or exchangeable for, without payment of any further consideration, securities of the same issue as, and equal in amount to, the securities sold short. Because any loss in such a short position established for hedging purposes would be offset by gains in the corresponding long position, the Fund’s short sale activities, as currently contemplated, would not be subject to the risk of potentially unlimited loss. If the Fund engages in short sale activities other than those described in the statement of additional information, the Fund will file a sticker to the statement of additional information that includes the suggested risk disclosure.

20.	Comment: Please amend the discussion of the Fund’s temporary defensive position to note that: (A) the Fund may not achieve its investment objective if it pursues such a strategy; and (B) this investment strategy may be inconsistent with the Fund’s investment objective.

Response: The following sentence has been added at the end of the caption “Temporary Defensive Investments:”
“If the Fund temporarily use a different investment strategy for defensive purposes, different factors could affect the Fund’s performance, and the Fund may not achieve its investment objective.”
21.	Comment: Please provide additional narrative related to the Fund’s first two fundamental investment restrictions that discuss the Fund’s present activities related to these restrictions.

Response: The prospectus discusses the Fund’s present activities related to the issuance of senior securities and the borrowing of money. The following sentence, cross-referencing that discussion, has been added at the end of the caption “Investment Restrictions:”
“The Fund presently has outstanding auction rate preferred stock, and has outstanding borrowings pursuant to a revolving credit and security agreement. See the prospectus (under the caption “Recent Developments”) for more information about the Fund’s present activities related to the issuance of senior securities and the borrowing of money.”
* * * * *
          We believe that this information responds to all of your comments. If you should require any additional information feel free to call me at 202.955.7081.
Very truly yours,
/s/ Eric S. Purple
Eric S. Purple
Enclosures

Copies (w/encl.) to:	Stathy Darcy David P. Glatz (firm) Paulita A. Pike (firm)

[CALAMOS INVESTMENTS(R) LETTERHEAD]
Exhibit A
April 7, 2009
VIA EDGAR
Mr. Larry Greene and Mr. Kevin Rupert
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E., Room 4700
Washington, D.C. 20549
Calamos Convertible and High Income Fund
333-146947
811-21319
     On behalf of Calamos Convertible and High Income Fund (the “Fund”), we hereby make the following representations:
(i)	the Fund is responsible for the adequacy and accuracy of the disclosure in its filings with the Securities and Exchange Commission (the “Commission”);

(ii)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Fund’s filings; and

(iii)	the Fund acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

CALAMOS CONVERTIBLE AND HIGH INCOME FUND
By:	/s/ Stathy Darcy
	Name:	Stathy Darcy
	Title:	Secretary